SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Leonardo DRS, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

52661A 108
(CUSIP Number)

December 31, 2023
(Date of Event to Which This Filing Relates)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 52661A 108

1	Names of reporting persons: Leonardo US Holding, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power: 0
	6	Shared voting power: 189,745,073
	7	Sole dispositive power: 0
	8	Shared dispositive power: 189,745,073
9	Aggregate amount beneficially owned by each reporting person: 189,745,073
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (9): 72.3%(1)
12	Type of reporting person (see instructions): OO

 (1) This percentage is calculated based on 262,370,008 shares of common stock of Leonardo DRS, Inc. (“Issuer”), par value $0.01 per share, outstanding as of November 1, 2023, as disclosed in the Issuer’s prospectus supplement, filed with the Securities and Exchange Commission on November 20, 2023.

CUSIP No. 52661A 108

1	Names of reporting persons: Leonardo S.p.a.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization: Italy
Number of shares beneficially owned by each reporting person with:	5	Sole voting power: 0
	6	Shared voting power: 189,745,073
	7	Sole dispositive power: 0
	8	Shared dispositive power: 189,745,073
9	Aggregate amount beneficially owned by each reporting person: 189,745,073
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (9): 72.3%(1)
12	Type of reporting person (see instructions): OO, HC

(1) This percentage is calculated based on 262,370,008 shares of common stock of the Issuer, par value $0.01 per share, outstanding as of November 1, 2023, as disclosed in the Issuer’s prospectus supplement, filed with the Securities and Exchange Commission on November 20, 2023.

Item 1.    (a) Name of Issuer.

Leonardo DRS, Inc.

Item 1. (b) Address of Issuer’s Principal Executive Offices.

2345 Crystal Drive

Suite 1000

Arlington, Virginia 22202

Item 2. (a) Name of Person Filing.

This statement is filed on behalf of the following persons with respect to the shares of Common Stock of the Issuer:

(i) Leonardo US Holding, LLC, a Delaware limited liability company (“Leonardo US”), with respect to shares held by it; and

(ii) Leonardo S.p.a., a company incorporated under the laws of Italy as a Società per Azioni (“Leonardo”), as the indirect parent of Leonardo US, with respect to the shares held by Leonardo US.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

Item 2. (b) Address of Principal Business Office.

The address of the principal business office of Leonardo US is: 1235 South Clark Street, Suite 700, Arlington, Virginia 22202.

The address of the principal business office of Leonardo is: Piazza Monte Grappa n.4, 00195 Rome, Italy.

Item 2. (c) Citizenship.

Leonardo US is a Delaware limited liability company and an indirect wholly-owned subsidiary of Leonardo.

Leonardo is a company incorporated under the laws of Italy as a Società per Azioni and the indirect parent of Leonardo US.

Item 2. (d) Title of Class of Securities.

Common Stock, par value $0.01 per share (“Common Stock”).

Item 2. (e) CUSIP No.

52661A 108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ________

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The information set forth in row 9 of the cover pages hereto for each of the Reporting Persons is incorporated herein by reference.

(b)	Percent of class:

The information set forth in row 11 of the cover pages hereto for each of the Reporting Persons is incorporated herein by reference.

(c)	Number of shares as to which the person has:

(i)       Sole power to vote or to direct the vote

The information set forth in row 5 of the cover pages hereto for each of the Reporting Persons is incorporated herein by reference.

(ii)       Shared power to vote or to direct the vote

The information set forth in row 6 of the cover pages hereto for each of the Reporting Persons is incorporated herein by reference.

(iii)       Sole power to dispose or to direct the disposition of

The information set forth in row 7 of the cover pages hereto for each of the Reporting Persons is incorporated herein by reference.

(iv)       Shared power to dispose or to direct the disposition of

The information set forth in row 8 of the cover pages hereto for each of the Reporting Persons is incorporated herein by reference.

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2024

By: Leonardo US Holding, LLC

/s/ Larissa Meli
Name:	Larissa Meli
Title:	SVP, General Counsel and Secretary

By: Leonardo S.p.a.

/s/ Federico Bonaiuto
Name:	Federico Bonaiuto
Title:	General Counsel